Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstar.com

Senstar Technologies Corporation
Reports Third Quarter 2025 Financial Results

Ottawa, Ontario, November 25, 2025 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and nine months ended September 30, 2025. Management will hold an investors' conference call later today (at 5:00 p.m. Eastern Time) to discuss the results.

Third Quarter 2025 Summary:

(Third quarter 2025 results for the three months ended September 30, 2025, compared to the three months ended September 30, 2024)

•
Revenue of $9.5 million with gross margin of 67.3% compared to $9.7 million and 68.0%, respectively in the third quarter of last year.  Year-to-date revenue increased by 8% compared to the same period in 2024.

•	Net income of $1.0 million compared to $1.3 million in the third quarter of last year; year-to-date net income increased to $3.2 million from $1.0 million year-to-date in 2024.

•
Third quarter EBITDA of $1.3 million compared to $2.0 million in the third quarter of last year; year-to-date EBITDA increased to $3.7 million, up from $3.0 million compared to the same period in 2024.

•	Ended the quarter with a sound and flexible balance sheet, including $21.7 million in cash and short-term bank deposits and no debt, compared with $20.6 million as of December 31, 2024.

Mr. Fabien Haubert, CEO, stated, “Our performance year-to-date reflects consistent execution and continued expansion in our highest-value verticals. Core vertical revenues grew double digits in both the quarter and year-to-date periods, supported by rising investment in critical and non-critical infrastructure protection globally. We are gaining measurable share in Corrections and Energy, where our business development strategy is driving repeatable deployments and scalable account growth. Our Utilities, Transport and Data Centers momentum is strengthening rapidly with the increasing adoption of our advanced perimeter security solutions among both existing as well as rising new customers.”

Mr. Haubert continued, “Consistant with prior quarters, gross margin remained above targets  in the third quarter, underscoring the value of our differentiated technology and operational efficiency. With a robust pipeline, diversified geographic footprint, and a debt-free balance sheet with $21.7 million in cash, we are positioned to continue delivering sustainable, profitable business going forward.”

Third Quarter 2025 Financial Results Summary

Revenue for the third quarter of 2025 was $9.5 million, a decline of 2.1% compared with $9.7 million for the third quarter of 2024. Third quarter gross profit was $6.4 million, or 67.3% gross margin, compared with $6.6 million, or 68.0% gross margin, for the third quarter of 2024. The stability in gross margin is primarily a reflection of a well-balanced product mix.

Operating expenses increased to $5.2 million, compared to $4.8 million for the third quarter of 2024. The increase was mainly driven by general and administrative expenses, due to an exceptional consulting cost related to our strategic growth.

Operating income for the third quarter of 2025 was $1.1 million compared to $1.8 million for the third quarter of last year. The variation in operating income is primarily attributable to an exceptional consulting cost related to our strategic growth.

Financial income increased to $282,000 compared to financial income of $111,000 for the third quarter of last year.

Net income in the third quarter of 2025 was $1.0 million, or $0.04 per share compared to $1.3 million, or $0.06 per share, in the third quarter of last year.

EBITDA for the third quarter of 2025 was $1.3 million compared to $2.0 million in the third quarter of 2024.

Cash and cash equivalents and short-term bank deposits were $21.7 million, or $0.93 per share as of September 30, 2025, compared to $20.6 million, or $0.88 per share, as of December 31, 2024.

Earnings Conference Call Information:

We will host a conference call later today, November 25, 2025. The call will begin promptly at 5:00 p.m. Eastern Time. We request that participants dial in 10 minutes before the conference call commences and use the conference ID number 13757069.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779

The conference call will also be available via a live webcast at
https://viavid.webcasts.com/starthere.jsp?ei=1742093&tp_key=c0e8762f70

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13757069

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About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including the effect of tariffs imposed by governments in countries in which we operate and those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the  United States Securities and Exchange Commission, or the SEC, and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Corbin Woodhull,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Kim@HaydenIR.com
+1-602-476-1821

-- Tables follow –

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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	% change	2025	2024	% change
Revenue	9,500	9,701	(2)	27,602	25,518	8
Cost of revenue	3,108	3,109	-	9,157	9,200	(1)

Gross profit	6,392	6,592	(3)	18,445	16,318	13
Operating expenses:
Research and development, net	812	1,300	(38)	2,612	3,342	(22)
Selling and marketing	2,335	2,041	14	7,052	6,393	10
General and administrative	2,097	1,427	47	5,613	4,166	35
Total operating expenses	5,244	4,768	10	15,277	13,901	10

Operating income	1,148	1,824		3,168	2,417
Financial income (expenses), net	282	111		221	268

Income before income taxes	1,430	1,935		3,389	2,685

Taxes on income (tax benefits)	424	650		140	1,653

Net income	1,006	1,285		3,249	1,032

Basic and diluted net income per share	$0.04	$0.06		$0.14	$0.04

Weighted average number of shares used in computing basic net income (loss) per share	23,331,653	23,309,987		23,328,851	23,309,987

Weighted average number of shares used in computing diluted net income (loss) per share	23,545,277	23,309,987		23,405,510	23,309,987

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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS METRICS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025%	2024%	2025%	2024%

Gross margin	67.3	68.0	66.8	63.9
Research and development, net as a % of revenues	8.5	13.4	9.5	13.1
Selling and marketing as a % of revenues	24.6	21.0	25.5	25.1
General and administrative as a % of revenues	22.1	14.7	20.3	16.3
Operating margin	12.1	18.8	11.5	9.5
Net margin	10.6	13.2	11.8	4.0

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SENSTAR TECHNOLOGIES CORPORATION
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

GAAP income	1,006	1,285	3,249	1,032
Less:
Financial income (expenses), net	282	111	221	268
Taxes on income (tax benefits)	424	650	140	1,653
Depreciation and amortization	(174)	(185)	(500)	(552)
EBITDA	1,322	2,009	3,668	2,969

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2025	2024
CURRENT ASSETS:
Cash and cash equivalents	$21,538	$20,466
Short-term bank deposits	126	111
Restricted cash and deposits	6	5
Trade receivables, net	10,125	10,306
Unbilled accounts receivable	225	228
Other accounts receivable and prepaid expenses	2,323	2,161
Inventories	5,562	4,957

Total current assets	39,905	38,234

LONG TERM ASSETS:

Deferred tax assets	1,076	1,158
Operating lease right-of-use assets	348	528

Total long-term assets	1,424	1,686

PROPERTY AND EQUIPMENT, NET	1,623	1,328

INTANGIBLE ASSETS, NET	223	468

GOODWILL	10,722	10,360

TOTAL ASSETS	$53,897	$52,076

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2025	2024
CURRENT LIABILITIES:

Trade payables	$2,372	$2,689
Deferred revenues and customer advances	2,724	3,044
Other accounts payable and accrued expenses	3,880	6,433
Short-term operating lease liabilities	199	254

Total current liabilities	9,175	12,420

LONG-TERM LIABILITIES:
Deferred revenues	1,262	1,171
Deferred tax liabilities	548	443
Long-term operating lease liabilities	167	296
Other long-term liabilities	46	70

Total long-term liabilities	2,023	1,980

SHAREHOLDERS' EQUITY
Share Capital: Common shares - 39,748,000 shares authorized -
No par value, 23,331,653 and 23,326,653 shares issued and outstanding at September 30, 2025 and at December 31, 2024, respectively	-	-
Additional paid-in capital	37,861	37,377
Accumulated other comprehensive income (loss)	(504)	(980)
Foreign currency translation adjustments (stand-alone financial statements)	9,256	8,442
Accumulated deficit	(3,914)	(7,163)

TOTAL SHAREHOLDERS' EQUITY	42,699	37,676

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$53,897	$52,076

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